UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                    FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK REPURCHASE SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

                   For the fiscal year ended December 31, 2006



[_] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

                   For the Transition period from      to

                        Commission File Number 001-16855



A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

             SCOTTISH HOLDINGS, INC. 401(K) AND PROFIT SHARING PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                            SCOTTISH RE GROUP LIMITED
                            Crown House, Second Floor
                               4 Par-la-Ville Road
                             Hamilton HM12, Bermuda

AUDITED FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

Scottish Holdings, Inc. 401(k) and Profit Sharing Plan
As of and for the Years Ended December 31, 2006 and 2005

            Scottish Holdings, Inc. 401(k) and Profit Sharing Plan

                          Audited Financial Statements
                            and Supplemental Schedule

           As of and for the Years Ended December 31, 2006 and 2005




                                    Contents

Report of Independent Registered Public Accounting Firm......................1

Audited Financial Statements

Statements of Net Assets Available for Benefits..............................2
Statement of Changes in Net Assets Available for Benefits....................3
Notes to Financial Statements................................................4

Supplemental Schedule

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)..............10

             Report of Independent Registered Public Accounting Firm

The Plan Administrator and Participants
Scottish Holdings, Inc. 401(k) and Profit Sharing Plan

We have audited the accompanying statements of net assets available for benefits of the Scottish Holdings, Inc. 401(k) and Profit Sharing Plan as of December 31, 2006 and 2005 and the related statement of changes in net assets available for benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2006 and 2005 and the changes in its net assets available for benefits for the year ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2006, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.


Charlotte, North Carolina                   /s/ Ernst & Young LLP
June 29, 2007

             Scottish Holdings, Inc. 401(k) and Profit Sharing Plan

                 Statements of Net Assets Available for Benefits


                                                            December 31,
                                                          2006        2005
                                                      -------------------------

  Assets
  Investments, at fair value                          $11,227,481  $7,324,195


  Receivable from participant                                   -     124,952
                                                      -------------------------
  Net assets available for benefits                   $11,227,481  $7,449,147
                                                      =========================

See accompanying notes.

             Scottish Holdings, Inc. 401(k) and Profit Sharing Plan

            Statement of Changes in Net Assets Available for Benefits

                          Year Ended December 31, 2006


Additions
Investment income:
  Interest ....................................................    $      6,060
  Dividends ...................................................         528,163
  Net depreciation in fair value of investments ...............        (202,020)
                                                                   -------------
                                                                        332,203

Contributions:
  Participants ................................................       2,198,420
  Rollovers ...................................................         593,412
  Employer, net of forfeitures ................................       1,704,058
                                                                   -------------
                                                                      4,495,890
                                                                   -------------

Total additions ...............................................       4,828,093

Deduction
Benefits paid to participants .................................       1,049,759
                                                                   -------------
                                                                      1,049,759

Net increase                                                          3,778,334
Net assets available for benefits:
  Beginning of year ...........................................       7,449,147
                                                                   -------------
  End of year .................................................    $ 11,227,481
                                                                   =============



See accompanying notes.

            Scottish Holdings, Inc. 401(k) and Profit Sharing Plan

                        Notes to the Financial Statements

                                December 31, 2006


1. Description of Plan

The following description of the Scottish Holdings, Inc. (the Company) 401(k) and Profit Sharing Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan covering substantially all employees of Scottish Holdings, Inc., with certain exceptions as provided in the Plan document, and the following subsidiaries (collectively, the Plan Sponsor):

    o  Scottish Re (U.S.), Inc.

    o  Scottish Annuity & Life International Insurance Company (Bermuda), Ltd.

    o  Scottish Re (Dublin) Limited (U.S. citizens or U.S. residents only)

An employee is eligible for the Plan on the first day of the month following completion of one hour of service as defined in the Plan document.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended. The Company serves as Plan administrator and trustee of the Plan.

Effective January 1, 2005, eligible participants may contribute up to 100% of their pre-tax compensation, as defined in the Plan document, subject to Internal Revenue Service (IRS) limitations. Prior to January 1, 2005, the deferral limit was 7.5%. Participants may also contribute amounts representing distributions from other qualified plans. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. The maximum participant catch-up contribution amount for 2006 and 2005 was $5,000 and $4,000, respectively. The Company matches 100% of a participant's total pre-tax contributions for the Plan year which do not exceed 7.5% of a participant's compensation for the portion of the year during which the participant elected to make pre-tax contributions. Additional amounts may be contributed by the Company at its sole and unrestricted discretion. The amount of such profit sharing contribution is determined by the Company and is allocated to participants pro-rata based on compensation. Employees are eligible to receive the profit sharing contribution if they are active employees on the last day of the Plan year. There were no profit sharing contributions to the Plan during 2006 or 2005.

Upon enrollment, a participant may direct contributions in 1% increments to any of the Plan's fund options. Participants may change their investment options on each business day of the Plan year.

            Scottish Holdings, Inc. 401(k) and Profit Sharing Plan

1. Description of Plan (continued)

Participant Accounts

Each participant's account is credited with the participant's contributions and allocations of (a) the Company's contributions and (b) Plan earnings. Allocations are based upon participant earnings and account balance as defined in the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account balance.

Forfeited balances of terminated participants' nonvested accounts are used to fund the employer's contributions to the Plan. The balance in the forfeiture account at December 31, 2006 and 2005 was $8,249 and $24,431, respectively. The amount of forfeitures used to reduce employer contributions during 2006 and 2005 was $40,641 and $67,545, respectively.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's qualified matching contribution portion of their account, which represents matches up to 4% of compensation, plus actual earnings thereon is 100% at the time of contribution. Vesting in the Company's matching contribution portion of their account, which represents matches greater than 4% of compensation but not more than 7.5% of compensation, plus actual earnings thereon is based on years of continuous service. A participant is 100% vested after three years of credited service. Vesting in the Company's profit sharing contribution is based on years of continuous service and a participant is 100% vested after 5 years of credited service.

For vesting purposes, the method of tracking employment time changed from actual hours worked in a plan year to an elapsed time.

A change in control occurred on May 7, 2007, upon acquisition of 25% or more of the combined voting power of the Parent Company, Scottish Re Group Limited ("Parent"). All employees that were actively employed on May 7, 2007 and were hired on or before May 1, 2007 will be 100% vested in all matching contributions in current and in the future. Any employee hired after May 1, 2007 will be subject to the vesting provisions under the above guidelines.

             Scottish Holdings, Inc. 401(k) and Profit Sharing Plan

1. Description of Plan (continued)

Participant Loans

Participants may borrow from their 401(k) accounts a minimum amount of $1,000 up to a maximum amount equal to the lesser of (1) 50% of their vested account balance or (2) $50,000 reduced by the outstanding balance owed by the participant during the period up to one year before the issuance of the loan. Loan terms may not exceed 5 years unless the loan is being used to buy or build the participant's personal residence. Loans are secured by the balance in the participant's account and bear interest at a rate equal to the prime lending rate plus one percentage point. The interest rate will be approved at the time of the loan and remain constant throughout the loan period. Principal and interest are paid ratably through regular periodic payroll deductions if the participant is an employee or in substantially equal installments in the case of a non-employee.

A loan is not available from the portion of a participant's account balance consisting of profit sharing contributions or the pension plan (account balances previously transferred-in and merged from the Scottish Holdings, Inc. Money Purchase Pension Plan on January 1, 2003).

Payment of Benefits

Participant 401(k) account balances may be distributed upon termination of service, retirement, proven financial hardship, or death. Participant profit sharing and pension plan account balances may be distributed upon termination of service, retirement, or death. A terminated, retired, or hardship participant may receive the vested value of his or her 401(k) and profit sharing accounts in a lump sum amount. Annuity payment options are also provided for beneficiaries of deceased participants or for participants with pension plan account balances. Such annuity payments are distributed based on the vested value of the participant account in substantially equal installments over a period not exceeding the estimated life expectancy of the participant or such beneficiary. Distributions from the Parent Common Stock Fund may be distributed in cash or in shares of the Parent Company's common stock, if so elected.

As of December 31, 2006 and 2005, there were no benefit amounts participants elected to withdraw from the Plan that were approved and processed for payment, but were not yet paid.

            Scottish Holdings, Inc. 401(k) and Profit Sharing Plan

1. Description of Plan (continued)

Subsequent Plan Changes

Effective January 1, 2007, the plan added a Roth feature in addition to the pretax contribution. Furthermore, the Plan has added the feature of a true up contribution for any participant that contributes more than the amount matched at each payroll period. The contribution will be matched as soon as administratively possible after the end of the year. In addition, the Plan has been amended for hardship qualifications by adding that the repair of damage to a participant's principal residence would qualify for the casualty deduction under Code section 165 and by adding payments for burial or funeral expenses for the Participant's deceased parent, spouse, children or dependents under Code section 152.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

Administrative Expenses

Administrative expenses for the Plan are paid by the Company.

2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statement in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

            Scottish Holdings, Inc. 401(k) and Profit Sharing Plan

2. Summary of Significant Accounting Policies (continued)

Investment Valuation and Income Recognition

The Plan's investments are stated at fair value which equals the quoted market price on the last business day of the plan year. The shares of registered investment companies are valued at quoted market prices which represent the net asset values of shares held by the Plan at year-end. The Plan's investments in the Scottish Re Group Limited common stock are stated at fair value based on quoted market prices. The participant loans are valued at their outstanding balances, which approximate fair value. Investments in the money market fund are short term and generally valued at cost, which approximates the fair value.

Purchases and sales of security transactions are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.


3. Investments

During 2006, the Plan's investments (including investments purchased, sold as well as held during the year) depreciated in fair value as determined by quoted market prices as follows:

                                                      Net Appreciation /
                                                    (Depreciation) in Fair
                                                     Value of Investments
                                                    ----------------------

Registered Investment Companies                       $    516,790
Parent Company Common Stock                               (718,810)
                                                    ----------------------
                                                      $   (202,020)
                                                    ======================

            Scottish Holdings, Inc. 401(k) and Profit Sharing Plan

3. Investments (continued)

Investments that represent 5% or more of fair value of the Plan's net assets are as follows:

                                                       December 31
                                                   2006             2005
                                             ---------------------------------
  Investments at fair value:
    American Funds Growth Fund of America      1,305,512           802,377
    Davis New York Venture Fund                1,532,900           990,970
    Fidelity Advisor Mid Cap Fund              1,092,167           705,806
    Janus Advisor Balanced Fund                1,123,628           859,668
    Janus Advisor Flexible Income Fund           581,844           475,197
    Columbia Acorn Fund                          943,059           581,439
    SSGA S & P 500 Index Fund                  1,436,985           825,926
    Templeton Foreign Fund                     1,011,150           635,804
    UBS Money Market Fund*                     1,449,350           776,289

* Party-in-interest Transaction

4. Income Tax Status

The Plan has received a determination letter from the IRS dated November 5, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the "Code") and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification.

5. Party-in-interest Transactions

The Plan invests in common stock of the Parent. Purchases of Scottish Re Group Limited common stock must be made on the open market. The Plan also invests in a money market fund of the Plan custodian, UBS. Investment balances for the stock and money market fund are listed in Footnote 3 of these notes to the financial statements.

             Scottish Holdings, Inc. 401(k) and Profit Sharing Plan

6. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investments securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

7. Receivable from Participant

The receivable from participant at December 31, 2005 reflected a duplicate benefit payment distribution. The item was subsequently collected.

                              Supplemental Schedule

             Scottish Holdings, Inc. 401(k) and Profit Sharing Plan

                    Schedule H, Line 4i - Schedule of Assets
                              (Held At End of Year)

                           EIN #52-2234408 Plan # 001

                                December 31, 2006


                                         (c)
             (b)             Description of Investment,
      Identity of Issue,    Including Maturity Date, Rate            (e)
     Borrower, Lessor or      of Interest, Collateral,     (d)     Current
 (a)   Similar Party            Par or Maturity Value      Cost     Value
 -------------------------------------------------------------------------------

   Davis New York              Venture Fund                    +   $ 1,532,900
   Janus Advisor               Balanced Fund                   +     1,123,628
   SSGA                        S&P 500 Index Fund              +     1,436,985
   American Funds              Growth Fund of America          +     1,305,512
   Fidelity Advisor            Mid Cap Fund                    +     1,092,167
   Templeton                   Foreign Fund                    +     1,011,150
   Columbia                    Acorn Fund                      +       943,059
 * Scottish Re Group Limited   Common Stock                    +       280,290
   Janus Advisor               Flexible Income Fund            +       581,844
   Alliance Bernstein          Global Strategic Income Fund    +       365,912
                                                                   -----------


 * UBS                         Money Market Portfolio, 4.76%   +     1,449,350
 * Participant Loans           Interest rates ranging from
                                 5.00-8.00%, maturity dates
                                 ranging from 1-15 years               104,684
                                                                   -----------
                                                                   $11,227,481
                                                                   ===========

*  Represents party-in-interest
+  Cost information is not presented, as investment is participant directed

Signatures

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                       SCOTTISH HOLDINGS, INC. 401(K) AND PROFIT SHARING PLAN


Date: June 29, 2007            /s/ Paul Goldean
                               --------------------------------------------
                               Name:  Paul Goldean
                               Title: President and Chief Executive Officer